Exhibit 99.4

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of AutoNavi Holdings Limited:

Issue:	AutoNavi Holdings Limited / CUSIP 05330F106

Country:	Incorporated in the Cayman Islands

Meeting Details:	Annual General Meeting on December 27, 2013 at 10:00 am (local time) at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before December 20, 2013 at 3:00 p.m. (New York City Time)

ADR Record Date:	November 15, 2013

Common Shares: ADR ratio	4 ordinary shares: 1 ADR

Holders of American depositary receipts (ADRs) evidencing American depositary shares (ADSs”) representing ordinary shares of AutoNavi Holdings Limited (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADR Record Date (Holders) will be entitled, subject to any applicable law, the Memorandum and Articles of Association and the provisions of or governing the ordinary shares of the Company to instruct Deutsche Bank Trust Company Americas, as Depositary, (“the Depositary”) as to the exercise of the voting rights pertaining to the ordinary shares of the Company represented by their respective ADSs.  In order for a voting instruction to be valid, Holders must complete, sign and return the enclosed voting instruction form to be received by the Depositary on or before the voting deadline date stated above. (Beneficial owners of ADSs who hold their ADSs on the books of the Depositary and received materials related to the meeting from a bank, broker or other nominee should comply with such bank’s, broker’s or other nominee’s instructions as to providing voting instructions).

Upon the timely receipt of voting instructions from a Holder, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Memorandum and Articles of Association and the provisions of or governing the ordinary shares, to vote or cause to be voted the ordinary shares represented by ADSs for which instructions were properly provided and timely received.

Holders are advised that in the event that the Depositary (i) timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the ordinary shares represented by such Holder’s ADSs or (ii) if no instructions are received by the Depositary from a Holder with respect to any of the ordinary shares represented by the ADSs evidenced by such Holder’s ADRs on or before the voting deadline set forth above, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such ordinary shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such ordinary shares, provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to be given such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of shareholders, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification.

For further information, please contact:

Depositary Receipts,

Tel 212 250 9100